July 15, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Anne Nguyen Parker

Re:	The WhiteWave Foods Company
Registration Statement on Form S-1
File Number 333-189338

Ladies and Gentlemen:

On behalf of The WhiteWave Foods Company (the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”). Amendment No. 2 is being filed primarily for purposes of (i) updating the market price information for the Company’s Class A and Class B common stock, (ii) including certain preliminary financial results for the three months ended June 30, 2013 and updating the amount of the Company’s indebtedness as of June 30, 2013, (iii) updating the information regarding the number of outstanding shares of Class A common stock and Class B common stock and related information, (iv) disclosing the amount of indebtedness expected to be held by the debt-for-equity exchange parties and available for use in the debt-for-equity exchange, and (v) disclosing the anticipated relocation of the Company’s principal executive offices from Broomfield, Colorado to Denver, Colorado.

In connection with the Company’s filing on July 15, 2013 of Amendment No. 2, I have enclosed three copies of Amendment No. 2.

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Securities and Exchange Commission

July 15, 2013

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 663-6402, email at erika.robinson@wilmerhale.com or facsimile at (202) 663-6363. Thank you.

Very truly yours,

/s/ Erika L. Robinson

Erika L. Robinson

cc:	Gregg L. Engles, Chief Executive Officer
Kelly J. Haecker, Chief Financial Officer
Roger E. Theodoredis, Executive Vice President, General Counsel
Rachel A. Gonzalez, Executive Vice President, General Counsel, Dean Foods Company